UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 30, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
Siemens Segment Information (continuing operations — preliminary and unaudited)
Siemens Consolidated Statements of Income (preliminary and unaudited)
Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)
Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)
Siemens Consolidated Balance Sheets (preliminary and unaudited)
SUPPLEMENTAL DATA:
Segment Info Analysis (I) (preliminary and unaudited)
Segment Info Analysis (II) (preliminary and unaudited)
Segment Info Analysis (III) (preliminary and unaudited)
Debevoise reports to the Supervisory Board
Legal Proceedings
Signatures

Key figures(1)	Q2 and first half 2008(2)
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change		1st half	1st half	% Change
Profit and growth	Q2 2008	Q2 2007	Actual	Adjusted(3)	2008	2007	Actual	Adjusted(3)

Continuing operations
New orders	23,371	20,850	12	15	47,613	43,094	10	11
Revenue	18,094	18,001	1	2	36,494	34,730	5	4

Total Operations Group
Group profit from Operations	1,203	1,781	(32)		2,908	3,259	(11)
in % of revenue (Total Op. Groups)	6.3%	9.4%			7.5%	8.9%

EBITDA adjusted	1,691	2,222	(24)		3,925	4,058	(3)
in % of revenue (Total Op. Groups)	8.8%	11.7%			10.2%	11.1%

Continuing operations
EBITDA adjusted	1,381	2,138	(35)		3,484	3,475	0
Income from continuing operations	565	1,286	(56)		1,643	1,907	(14)
Basic earnings per share (in euros)(5)	0.59	1.39	(58)		1.73	2.04	(15)

Continuing and discontinued Operations (4)
Net income	412	1,259	(67)		6,887	2,047	>200
Basic earnings per share (in euros)(5)	0.42	1.34	(69)		7.49	2.17	>200

Return on capital employed	Q2 2008	Q2 2007	1st half 2008	1st half 2007

Continuing operations
Return on capital employed (ROCE)	5.5%	17.6%	8.6%	13.6%

Continuing and discontinued Operations (4)
Return on capital employed (ROCE)	4.0%	14.1%	33.7%	12.0%

Free cash flow Cash conversion	Q2 2008	Q2 2007	1st half 2008	1st half 2007

Total Operations Groups
Free cash flow	1,811	2,229	2,471	2,219
Cash conversion	1.51	1.25	0.85	0.68

Continuing Operations
Free cash flow	1,623	2,619	1,406	2,259
Cash conversion	2.87	2.04	0.86	1.18

Continuing and discontinued Operations (4)
Free cash flow	1,497	2,070	696	735
Cash conversion	3.63	1.64	0.10	0.36

Employees (in thousands)	March 31, 2008		September 30, 2007
	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	419	435	398	471
Germany	131	136	126	152
Outside Germany	288	299	272	319

(1)	EBITDA (adjusted), Return on capital employed, Return on equity, Free cash flow and Cash conversion are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

(2)	January 1 — March 31, 2008 and October 1, 2007 — March 31, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(5)	Earnings per share — attributable to shareholders of Siemens AG.

For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 906,316 and 893,929 respectively and for the 1st half to 910,207 and 892,619 shares respectively.

(6)	Continuing and discontinued operations.

Earnings Release Munich, April 30, 2008
Project Reviews Substantially Complete
Charges lower than expected
2010 targets remain unchanged
Siemens in the second quarter 2008 (ended March 31, 2008)
•	Orders rose 12%, to €23.371 billion, and revenue increased 1% to €18.094 billion. On an organic basis, excluding the net effect of portfolio transactions and currency translation, orders climbed 15% year-over-year, and revenue rose 2%.

•	Siemens substantially completed reviews of projects primarily in fossil power plant solutions and rail transportation, aimed at identifying risks and taking corresponding measures. As a result, Group profit from Operations was €1.203 billion in the second quarter, including charges at Power Generation, Transportation Systems, and Siemens IT Solutions and Services totaling €857 million.

•	These impacts also affected net income, which was €412 million for the quarter, and income from continuing operations, which came in at €565 million. Basic EPS for net income and income from continuing operations were €0.42 and €0.59, respectively.

•	Siemens completed the first tranche of its previously announced share buyback program, with purchases totaling approximately €2.0 billion.
“Our order growth in the first half has been excellent on a global basis, and our industry and healthcare sectors combined strong growth with higher earnings,” said CEO Peter Löscher. “Furthermore, our energy portfolio performed well in most areas, with very strong overall order growth. We have now concluded our project reviews in the fossil power business and, in total, we have a clear picture of the relevant risks. We also demonstrated our commitment to increasing transparency and accountability at Siemens. We expect organic revenue to grow at twice the rate of GDP growth in fiscal 2008 and that our full-year Group profit from Operations and income from continuing operations will match the levels we achieved in fiscal 2007.” Löscher concluded, “we remain fully committed to our targets for 2010.”
Revenue and Orders
Robust order growth generated a book-to-bill ratio of 1.3. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 15% with good regional distribution. Strong demand in Germany included major contract wins at Power Generation (PG) and a large order at Medical Solutions (Med),

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while order growth in Asia-Pacific was more broad-based. High double-digit growth in the region comprising the Near and Middle East, Africa and Commonwealth of Independent States (CIS) was driven by large energy infrastructure orders at Power Transmission and Distribution (PTD). Revenue for the quarter rose 2% organically compared to a strong prior-year period. Europe outside Germany, Siemens’ largest region, was on pace with 2% growth for the quarter. Revenue in the Asia-Pacific and Americas regions grew 6% and 3%, respectively, with particular strength at Automation and Drives (A&D). On an organic basis, particularly excluding strong negative currency translation effects, the U.S. posted revenue growth of 7% year-over-year. Revised estimates of project completion, mainly at PG, reduced revenue for Siemens as a whole by approximately €250 million.

	New Orders (location of customer)
			% Change
	Second quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio

Germany	3,786	3,085	23%	21%	0%	2%
Europe (other than Germany)	7,567	7,264	4%	6%	(3)%	1%
Americas	5,834	5,661	3%	10%	(13)%	6%
Asia-Pacific	3,630	3,092	17%	19%	(6)%	4%
Africa, Near and Middle East, C.I.S.**	2,554	1,748	46%	54%	(8)%	0%

Siemens	23,371	20,850	12%	15%	(6)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

	Revenue (location of customer)
			% Change
	Second quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio

Germany	2,918	3,103	(6)%	(7)%	0%	1%
Europe (other than Germany)	5,795	5,692	2%	1%	(2)%	3%
Americas	4,921	4,756	3%	9%	(13)%	7%
Asia-Pacific	2,975	2,796	6%	5%	(4)%	5%
Africa, Near and Middle East, C.I.S.**	1,485	1,654	(10)%	(5)%	(4)%	(1)%

Siemens	18,094	18,001	1%	2%	(5)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Income and Group Profit
Group profit from Operations strongly affected by results of project reviews. The second quarter included strong profit performances at A&D, Med, PTD, and Industrial Solutions and Services (I&S). In contrast, PG, Transportation Systems (TS) and Siemens IT Solutions and Services posted losses in the second quarter due to charges totaling €857 million. As a result, Group Profit from Operations came in at €1.203 billion compared to €1.781 billion in the prior-year period.

2/10

Income and EPS reflect project review impacts. Net income was €412 million compared to €1.259 billion in the second quarter a year earlier, resulting in basic EPS of €0.42 compared to €1.34 in the prior-year period. Income from continuing operations was €565 million compared to €1.286 billion in the second quarter a year ago, with corresponding basic EPS of €0.59 compared to €1.39 in the prior-year period. The declines are due largely to Group profit from Operations. In addition, Corporate items were significantly higher year-over-year, at a negative €506 million compared to a negative €210 million. Major factors included increased expenses for compliance investigations and costs related to Siemens’ transformation programs.
Net income was also affected by discontinued operations. In the second quarter, discontinued operations posted a loss of €153 million compared to a loss of €27 million in the same quarter a year earlier. The prior-year period included positive operating results at Siemens VDO Automotive (SV) and at telecommunications carrier activities, both of which were divested between the periods under review. The enterprise networks business took €109 million in severance charges and a €12 million asset impairment in the current period. A year earlier, this business took a goodwill impairment of €148 million.
Cash, Return on Capital Employed (ROCE) and Pension Funding Status
Siemens completes the first tranche of its share buyback program. Purchases totalled approximately €2.0 billion for 24,854,541 shares. The tranche was completed shortly after the close of the quarter on April 8, 2008.
Free cash flow from continuing operations was €1.623 billion. For comparison, free cash flow of €2.619 billion in the second quarter a year earlier benefited from a positive effect related to receivables associated with the transfer of the carrier activities into Nokia Siemens Networks B.V. (NSN). In the current period, Operations generated €1.010 billion in free cash flow while Financing & Real Estate and Corporate Treasury activities contributed €613 million. The cash conversion rate for continuing operations in the second quarter was 2.87, positively influenced by the charges within Operations.
ROCE for the first half of fiscal 2008 was 8.6%, strongly affected by project charges. A year earlier, ROCE in the first six months of the fiscal year was 13.6%. As expected, ROCE development in the current period was affected also by a substantial increase in capital employed year-over-year stemming from major acquisitions completed in fiscal 2007 and fiscal 2008. This effect will continue in coming quarters.
Pension funding status improved. Siemens’ principal pension plans were fully funded as of March 31, 2008, compared to an underfunding of approximately €1.0 billion at the end of fiscal 2007.
Expenses for compliance investigations
Siemens incurred €175 million in expenses in the second quarter for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. The total for continuing operations was €148 million, with the remaining €27 million related to discontinued operations. More information regarding these matters is provided in the document “Legal Proceedings.”

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Operations in the second quarter fiscal 2008
Automation and Drives (A&D): Strong Demand Drives Economies of Scale

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	712	526	35%
Group profit margin	16.7%	14.2%

Revenue	4,271	3,711	15%	11%
New orders	4,814	4,154	16%	14%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 7% and 6% on revenue and orders, respectively.
A&D’s second-quarter Group profit was €712 million, as the Group operated at high capacity utilization in a strong market for automation and control solutions. Group profit includes purchase price accounting (PPA) effects and integration costs related to A&D’s product lifecycle management (PLM) software business, acquired between the periods under review, and the acquisition of Flender Holdings GmbH. PPA effects were €35 million and integration costs were €2 million in the current quarter, compared to PPA effects of €10 million in the prior-year period. Revenue for A&D climbed 15% year-over-year, to €4.271 billion, and second-quarter orders rose 16%, to €4.814 billion. These topline figures included double-digit growth in Germany as well as internationally. During the quarter, Siemens entered into an agreement to sell A&D’s wireless modules business to a consortium with complementary expertise in the global machine-to-machine (M2M) modules business. Siemens also initiated a carve-out of A&D’s electronics assembly business.
Industrial Solutions and Services (I&S): Divestment Gain Benefits Group Profit

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	167	100	67%
Group profit margin	7.8%	4.6%

Revenue	2,128	2,172	(2)%	2%
New orders	2,602	2,434	7%	12%

*	Excluding currency translation effects of (4)% and (5)% on revenue and orders, respectively.
I&S posted Group profit of €167 million, benefiting from a €30 million gain on the sale of its hydrocarbon service business as well as payment of a performance incentive related to a large postal automation contract in the U.S. Revenue was €2.128 billion in the second quarter, near the prior-year level, and orders rose 7% year-over-year, to €2.602 billion. Both topline figures include negative currency translation effects and somewhat lower demand in Germany compared to the second quarter a year earlier. I&S expanded its water treatment business in Asia-Pacific with the acquisition of Chemitreat Group during the second quarter. After the close of the quarter, I&S also acquired Morgan Construction Co., which extends the Group’s capabilities in metal technologies.

4/10

Siemens Building Technologies (SBT): Margin Discipline in a Competitive Market

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	90	100	(10)%
Group profit margin	7.5%	7.5%

Revenue	1,201	1,335	(10)%	(5)%
New orders	1,333	1,364	(2)%	2%

*	Excluding currency translation effects of (5)% on revenue and orders, and portfolio effects of 1% on orders.
Group Profit at SBT was €90 million in the second quarter. Group profit margin remained level year-over-year, even as revenue declined to €1.201 billion from the prior-year level which included completion of major projects in Europe and the Middle East. Orders totaled €1.333 billion. Both topline figures include negative currency effects related primarily to SBT’s U.S. business.
Osram: Continued Expansion into Emerging Markets

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	122	125	(2)%
Group profit margin	10.3%	10.5%

Revenue	1,188	1,189	(0)%	6%
New orders	1,188	1,189	(0)%	6%

*	Excluding currency translation effects of (7)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
Osram delivered €122 million in Group profit in the second quarter, on revenue of €1.188 billion. The Group’s continued rapid growth in Asia-Pacific and other emerging markets was offset by strong negative currency translation effects in Osram’s large NAFTA business, keeping reported results for the quarter near the level of the prior-year period. After the close of the quarter, Osram announced an agreement to sell its Global Tungsten & Powders unit. Completion of the transaction is subject to regulatory review.
Transportation Systems (TS): Assessing Project Risks

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	(153)	58
Group profit margin	(15.6)%	5.0%

Revenue	982	1,161	(15)%	(14)%
New orders	838	714	17%	19%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.

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In the second quarter, TS took €209 million in charges and posted a loss of €153 million. The largest single charge in the quarter related to the Shanghai Transrapid monorail. A majority of the charges resulted from a substantially completed review of projects at TS, including Combino. Revenue of €982 million came in lower than the prior-year period, due in part to lower billings on large projects in the Turnkey Systems division. Orders in both periods under review included a relatively low number of major new contracts. TS intends to realign its organization and adjust its cost structure in coming quarters.
Power Generation (PG): Project Review Completed, Actions Defined

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	(221)	330
Group profit margin	(7.5)%	10.7%

Revenue	2,932	3,072	(5)%	1%
New orders	6,062	5,017	21%	29%

*	Excluding currency translation effects of (6)% and (8)% on revenue and orders, respectively.
PG completed a review of project risks in its fossil power turnkey solutions business in the second quarter. The review identified resource constraints leading to project delays, expiring supplier price agreements, and significantly higher commodity prices. Based on the review, the Group recorded charges of €559 million in the fossil power turnkey business and posted a loss of €221 million in the second quarter compared to Group profit of €330 million in the same period a year earlier. The largest single impact was €163 million at a technically challenging project in Finland (Olkiluoto), which was less than 50% complete at the close of the quarter. PG expects negative margin impacts in coming quarters, stemming from the project review mentioned above. The other businesses within PG were all profitable in both periods under review. These include wind power, industrial applications, products, and plant services. Equity investment income at PG was €21 million for the quarter, including a positive contribution from Areva NP. In the prior-year period, equity investments produced a negative result. PG’s revenue in the current quarter includes a reduction of approximately €200 million due to revised estimates of completion at some projects. Reported revenue also reflects negative currency translation effects related to growth in the Americas. Orders climbed 21%, to €6.062 billion, as demand more than doubled in the wind and product businesses compared to the same quarter a year earlier and PG won several new orders for high-efficiency combined-cycle power plants. The Group continues to emphasize more selective order intake and increased engineering and project management capabilities, particularly in the fossil power plant business. Equity investment income is expected to remain volatile in coming quarters.

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Power Transmission and Distribution (PTD): Another Surge in Profitable Growth

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	220	143	54%
Group profit margin	11.6%	8.1%

Revenue	1,903	1,756	8%	13%
New orders	2,864	2,476	16%	23%

*	Excluding currency translation effects of (5)% and (7)% on revenue and orders, respectively.
PTD’s second-quarter Group profit jumped 54%, to €220 million. Group profit margin also rose significantly, on a favorable product mix and economies of scale associated with higher revenue. This latter development was particularly evident in results for the Group’s three largest businesses. PTD as whole delivered 8% revenue growth and 16% order growth, showing its ability to respond to varying regional cycles in the global market for secure, high-efficiency power transmission and distribution. While revenue in the current period reflects significant order growth in Europe and Asia Pacific in prior periods, new contracts in the second quarter came primarily from robust demand in Africa and the Middle East.
Medical Solutions (Med): Sustained Profitability on Global Growth

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	341	332	3%
Group profit margin	12.5%	13.4%

Revenue	2,722	2,470	10%	2%
New orders	2,790	2,544	10%	1%

*	Excluding currency translation effects of (9)% and (8)% on revenue and orders, respectively, and portfolio effects of 17% on revenue and orders.
Med delivered Group profit of €341 million in the second quarter. Group profit margin was strongly influenced by PPA effects and integration costs associated with acquisitions by Med’s Diagnostics division, including the acquisition of Dade Behring Holdings, Inc. (Dade Behring) between the periods under review. These factors took approximately 370 basis points from Group profit margin, including PPA effects of €50 million and integration costs of €52 million. A year earlier, PPA and integration costs were €37 million and €9 million, respectively, taking 190 basis points from Group profit margin. Furthermore, these prior-period effects were largely offset by gains on divestments as well as from the sale of a portion of Med’s stake in a joint venture, Draeger Medical AG & Co. Including the PPA and integration effects mentioned above, the Diagnostics division posted earnings of €50 million on revenue of €817 million in the current quarter. Med’s imaging and IT business continued to deliver solid profitability despite increasing challenges in market conditions. Second-quarter revenue and orders rose 10% year-over-year, as new volume from the Dade Behring acquisition more than offset significant negative currency translation effects in the U.S. Med also won a major order from a particle therapy center, the first of its kind in northern Germany.

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Siemens IT Solutions and Services: Major Orders with External Customers

	Second quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*

Group profit	(35)	80
Group profit margin	(2.8)%	5.9%

Revenue	1,266	1,351	(6)%	(4)%
New orders	1,445	1,106	31%	38%

*	Excluding currency translation effects of (3)% and (5)% on revenue and orders, respectively, and portfolio effects of 1% and (2)% on revenue and orders, respectively.
Results for Siemens IT Solutions and Services in the second quarter were influenced strongly by charges at projects in the U.K. These charges had a net earnings impact of €89 million, leading to a loss of €35 million in the quarter. Revenues declined to €1.266 billion in part due to cancellation of a large contract. In contrast, second-quarter orders rose sharply, to €1.445 billion, as the Group became the lead vendor to NSN for IT infrastructure services and won a major digital media contract from the BBC in England.
Strategic Equity Investments (SEI)
SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: NSN, BSH Bosch und Siemens Hausgeräte GmbH, and Fujitsu Siemens Computers (Holding) B.V. SEI contributed equity investment income of €14 million in the second quarter compared to €99 million in the same period a year earlier. The largest factor in this decline was NSN, which became part of SEI between the periods under review. NSN took charges of €100 million in the quarter, primarily involving integration costs. As a result, Siemens incurred an equity investment loss of €45 million related to NSN.
Other Operations
Other Operations consist of centrally held business activities, shared services and central costs not allocated to a Group. In the second quarter, Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Options under this transformation program include integration into an existing Siemens Group, divestment, joint venture, or closure. Partly as a result of the program, sales for Other Operations declined to €630 million from €743 million in the prior-year quarter, and the loss from Other Operations narrowed to a negative €54 million from a negative €112 million in the second quarter a year earlier. Within business activities, earnings at Siemens Home and Office Communications Devices (SHC) remained stable near break-even. The closure of a regional payphone unit in Europe entailed €46 million in expenses, primarily for severance. In the prior-year period, this business had an impairment of €52 million. Regional expenses not allocated to the Groups fell compared to the second quarter a year ago.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €499 million in the second quarter compared to a negative €169 million in prior-year period. The increase is due primarily to Corporate items, which totaled a negative €506 million compared to a negative €210 million in the same quarter

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a year ago. The largest factor within this change was an increase in costs for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses rose to €148 million from €13 million in the prior-year quarter. Corporate items in the current period also include costs associated with the transformation of Siemens’ corporate structure. The largest of these was €64 million related to a regional sales organization in Germany, primarily including an impairment. Finally, the current quarter includes a €32 million donation to the Siemens Foundation in the U.S., which conducts prestigious national competitions and scholarship programs in math, science and engineering.
Financing and Real Estate
Siemens Financial Services (SFS)

	Second quarter
(€ in millions)	2008	2007	% Change

Income before income taxes	101	137	(26)%

	March 31,	Sept. 30,
	2008	2007
Total assets	8,792	8,912	(1)%

Income before income taxes at SFS was €101 million in the second quarter compared to €137 million in the same period a year earlier. While both periods benefited from special dividends resulting from divestment gains by a company in which SFS holds an equity position, the dividend was higher in the prior-year quarter.
Siemens Real Estate (SRE)

	Second quarter
(€ in millions)	2008	2007	% Change

Income before income taxes	60	42	43%

Revenue	416	414	0%

	March 31,	Sept. 30,
	2008	2007
Total assets	3,167	3,091	2%

Income before income taxes at SRE was €60 million, up from €42 million a year earlier on increased gains from real estate sales. Disposals of real estate are expected to increase in coming quarters.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was a negative €2 million compared to a positive €31 million in the same period a year earlier. The difference was mainly due to negative results from hedging activities not qualifying for hedge accounting and lower interest income from intra-company financing.

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Outlook
Siemens expects organic revenue to grow at twice the rate of GDP growth in fiscal 2008 and that full-year Group profit from Operations and income from continuing operations will match the levels achieved in fiscal 2007. This outlook excludes earnings impacts that may arise from legal and regulatory matters, which are not yet quantifiable, and from measures that may be taken as part of Siemens’ transformation programs, including SG&A reduction. Within discontinued operations, divestment of the enterprise networks business is expected to result in a substantial loss.
All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published regarding legal proceedings. More detailed disclosure regarding legal proceedings is provided in the Annual Report.
EBITDA (adjusted), Return on capital employed (ROCE), Free cash flow and Cash conversion rate are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications -> Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”
Note
Beginning today at 09:00 a.m. CEST, the press conference at which CEO Peter Löscher, CFO Joe Kaeser and General Counsel and member of the managing board Peter Y. Solmssen discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/pressconference. A recording of the press conference will subsequently be made available as well. Starting at 15:30 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.

Siemens AG	Reference number: AXX200804.48 e
Corporate Communications	Wolfram Trost
and Government Affairs	80312 Munich, Germany
Media Relations	Tel.: +49 89 636-34794 Fax: -32825
80312 Munich	E-mail: wolfram.trost@siemens.com

10/10

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended March 31, 2008 and 2007 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	3/31/08	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	4,814	4,154	3,763	3,296	508	415	4,271	3,711	712	526	7,210	7,026	505		405		97	121	117	74
Industrial Solutions and Services (I&S)	2,602	2,434	1,878	1,911	250	261	2,128	2,172	167	100	1,003	1,198	204		137		21	22	23	29
Siemens Building Technologies (SBT)	1,333	1,364	1,175	1,311	26	24	1,201	1,335	90	100	1,828	1,807	130		173		25	21	28	39
Osram	1,188	1,189	1,186	1,185	2	4	1,188	1,189	122	125	2,238	1,994	28		175		75	71	57	62
Transportation Systems (TS)	838	714	978	1,152	4	9	982	1,161	(153)	58	(432)	(58)	(40)		155		17	9	23	14
Power Generation (PG)	6,062	5,017	2,925	3,067	7	5	2,932	3,072	(221)	330	361	1,371	684		703		54	62	53	58
Power Transmission and Distribution (PTD)	2,864	2,476	1,796	1,628	107	128	1,903	1,756	220	143	2,228	1,865	62		78		34	36	25	21
Medical Solutions (Med)	2,790	2,544	2,705	2,453	17	17	2,722	2,470	341	332	12,640	8,234	349		369		110	116	149	128
Siemens IT Solutions and Services	1,445	1,106	879	1,025	387	326	1,266	1,351	(35)	80	421	253	5		(6)		25	63	54	71
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	14	99	5,435	4,891	—		—		—	—	—	—
Other Operations	617	824	533	647	97	96	630	743	(54)	(112)	(734)	(704)	(116)		40		23	43	25	26

Total Operations Groups	24,553	21,822	17,818	17,675	1,405	1,285	19,223	18,960	1,203	1,781	32,198	27,877	1,811		2,229		481	564	554	522
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,389)	(1,195)	13	50	(1,350)	(1,226)	(1,337)	(1,176)	(499)	(169)	(1,963)	(2,651)	(801	) (5)	(461	) (5)	(4)	16	32	(3)
Other interest expense	—	—	—	—	—	—	—	—	(74)	(141)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,653	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	23,164	20,627	17,831	17,725	55	59	17,886	17,784	630	1,471	92,888	87,658	1,010		1,768		477	580	586	519

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	186	177	170	163	16	14	186	177	101	137	8,792	8,912	200		116		121	117	70	63
Siemens Real Estate (SRE)	416	414	93	113	323	301	416	414	60	42	3,167	3,091	24		53		48	40	40	37
Eliminations	(3)	(4)	—	—	(3)	(4)	(3)	(4)	—	—	(567)	(458)	(9	)(5)	64	(5)	—	—	—	—

Total Financing and Real Estate	599	587	263	276	336	311	599	587	161	179	11,392	11,545	215		233		169	157	110	100

Eliminations, reclassifications and Corporate Treasury	(392)	(364)	—	—	(391)	(370)	(391)	(370)	(2)	31	(15,719)	(7,648)	398	(5)	618	(5)	—	—	—	—

Siemens	23,371	20,850	18,094	18,001	—	—	18,094	18,001	789	1,681	88,561	91,555	1,623		2,619		646	737	696	619

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €5 and €58 for the three months ended March 31, 2008 and 2007, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the six months ended March 31, 2008 and 2007 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	3/31/08	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	9,597	8,173	7,405	6,301	954	800	8,359	7,101	1,367	976	7,210	7,026	804		528		180	214	229	144
Industrial Solutions and Services (I&S)	5,894	5,491	3,884	3,754	495	491	4,379	4,245	288	190	1,003	1,198	355		112		37	39	45	56
Siemens Building Technologies (SBT)	2,628	2,750	2,357	2,506	45	42	2,402	2,548	168	172	1,828	1,807	112		117		45	69	56	66
Osram	2,381	2,363	2,375	2,356	6	7	2,381	2,363	248	248	2,238	1,994	(79)		120		171	140	114	123
Transportation Systems (TS)	2,278	1,933	2,020	2,213	10	21	2,030	2,234	(131)	105	(432)	(58)	247		254		31	20	36	27
Power Generation (PG)	11,954	10,034	5,891	5,777	10	21	5,901	5,798	(86)	499	361	1,371	958		766		110	93	106	111
Power Transmission and Distribution (PTD)	5,673	5,622	3,626	3,241	233	243	3,859	3,484	424	273	2,228	1,865	72		104		65	80	50	47
Medical Solutions (Med)	5,596	4,755	5,346	4,541	29	31	5,375	4,572	673	636	12,640	8,234	418		490		250	212	299	205
Siemens IT Solutions and Services	2,670	2,467	1,886	2,043	720	622	2,606	2,665	35	106	421	253	(139)		(129)		47	117	111	142
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	40	151	5,435	4,891	—		—		—	—	—	—
Other Operations	1,352	1,576	1,143	1,361	195	182	1,338	1,543	(118)	(97)	(734)	(704)	(277)		(143)		49	68	49	58

Total Operations Groups	50,023	45,164	35,933	34,093	2,697	2,460	38,630	36,553	2,908	3,259	32,198	27,877	2,471		2,219		985	1,052	1,095	979
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,831)	(2,547)	43	73	(2,594)	(2,340)	(2,551)	(2,267)	(792)	(820)	(1,963)	(2,651)	(1,951	)(5)	(1,385	)(5)	(2)	15	24	(10)
Other interest expense	—	—	—	—	—	—	—	—	(195)	(229)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,653	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	47,192	42,617	35,976	34,166	103	120	36,079	34,286	1,921	2,210	92,888	87,658	520		834		983	1,067	1,119	969

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	368	355	326	316	41	38	367	354	178	220	8,792	8,912	80		80		264	199	141	127
Siemens Real Estate (SRE)	810	835	192	248	618	587	810	835	199	111	3,167	3,091	(8)		8		103	84	79	77
Eliminations	(6)	(7)	—	—	(6)	(7)	(6)	(7)	—	—	(567)	(458)	36	(5)	100	(5)	—	—	—	—

Total Financing and Real Estate	1,172	1,183	518	564	653	618	1,171	1,182	377	331	11,392	11,545	108		188		367	283	220	204

Eliminations, reclassifications and Corporate Treasury	(751)	(706)	—	—	(756)	(738)	(756)	(738)	8	77	(15,719)	(7,648)	778	(5)	1,237	(5)	—	—	—	—

Siemens	47,613	43,094	36,494	34,730	—	—	36,494	34,730	2,306	2,618	88,561	91,555	1,406		2,259		1,350	1,350	1,339	1,173

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €92 and €63 for the six months ended March 31, 2008 and 2007, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended March 31, 2008 and 2007
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	18,094	18,001	(391)	(370)	17,886	17,784	599	587
Cost of goods sold and services rendered	(13,178)	(12,738)	391	370	(13,059)	(12,646)	(510)	(462)

Gross profit	4,916	5,263	—	—	4,827	5,138	89	125
Research and development expenses	(918)	(814)	—	—	(918)	(814)	—	—
Marketing, selling and general administrative expenses	(3,243)	(2,926)	—	—	(3,178)	(2,833)	(65)	(93)
Other operating income	187	105	(22)	(17)	139	78	70	44
Other operating expense	(257)	(161)	(1)	(2)	(251)	(154)	(5)	(5)
Income from investments accounted for using the equity method, net	101	184	—	—	84	158	17	26
Financial income (expense), net	3	30	21	50	(73)	(102)	55	82

Income (loss) from continuing operations before income taxes	789	1,681	(2)	31	630	1,471	161	179
Income taxes (1)	(224)	(395)	1	(7)	(180)	(344)	(45)	(44)

Income (loss) from continuing operations	565	1,286	(1)	24	450	1,127	116	135
Loss from discontinued operations, net of income taxes	(153)	(27)	—	—	(153)	(27)	—	—

Net income (loss)	412	1,259	(1)	24	297	1,100	116	135

Attributable to:
Minority interest	28	63
Shareholders of Siemens AG	384	1,196
Basic earnings per share
Income from continuing operations	0.59	1.39
Loss from discontinued operations	(0.17)	(0.05)

Net income	0.42	1.34

Diluted earnings per share
Income from continuing operations	0.59	1.33
Loss from discontinued operations	(0.17)	(0.05)

Net income	0.42	1.28

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the three months ended March 31, 2008 and 2007
(in millions of €)

	Siemens
	2008	2007
Net income	412	1,259
Currency translation differences	(545)	(94)
Available-for-sale financial assets	(82)	(44)
Derivative financial instruments	140	—
Actuarial gains and losses on pension plans and similar commitments	168	116
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax (2) (3)	(319)	(19)

Total income and expense recognized in equity	93	1,240

Attributable to:
Minority interest	1	60
Shareholders of Siemens AG	92	1,180

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €102 and €(35) in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(27) and €(3) in 2008 and 2007, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	36,494	34,730	(756)	(738)	36,079	34,286	1,171	1,182
Cost of goods sold and services rendered	(26,273)	(25,002)	756	738	(26,065)	(24,795)	(964)	(945)

Gross profit	10,221	9,728	—	—	10,014	9,491	207	237
Research and development expenses	(1,765)	(1,539)	—	—	(1,765)	(1,539)	—	—
Marketing, selling and general administrative expenses	(6,298)	(5,598)	(1)	(1)	(6,152)	(5,412)	(145)	(185)
Other operating income	377	318	(40)	(40)	215	237	202	121
Other operating expense	(463)	(659)	(1)	(2)	(453)	(646)	(9)	(11)
Income from investments accounted for using the equity method, net	209	327	—	—	174	284	35	43
Financial income (expense), net	25	41	50	120	(112)	(205)	87	126

Income from continuing operations before income taxes	2,306	2,618	8	77	1,921	2,210	377	331
Income taxes (1)	(663)	(711)	(2)	(21)	(553)	(600)	(108)	(90)

Income from continuing operations	1,643	1,907	6	56	1,368	1,610	269	241
Income from discontinued operations, net of income taxes	5,244	140	—	—	5,243	140	1	—

Net income	6,887	2,047	6	56	6,611	1,750	270	241

Attributable to:
Minority interest	71	112
Shareholders of Siemens AG	6,816	1,935
Basic earnings per share
Income from continuing operations	1.73	2.04
Income from discontinued operations	5.76	0.13

Net income	7.49	2.17

Diluted earnings per share
Income from continuing operations	1.72	1.97
Income from discontinued operations	5.74	0.12

Net income	7.46	2.09

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €)

	Siemens
	2008	2007
Net income	6,887	2,047
Currency translation differences	(812)	(261)
Available-for-sale financial assets	(72)	(2)
Derivative financial instruments	184	53
Actuarial gains and losses on pension plans and similar commitments	187	625
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax (2) (3)	(513)	418

Total income and expense recognized in equity	6,374	2,465

Attributable to:
Minority interest	41	97
Shareholders of Siemens AG	6,333	2,368

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €127 and €(30) in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(30) and €(15) in 2008 and 2007, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the six months ended March 31, 2008 and 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Cash flows from operating activities
Net income	6,887	2,047	6	56	6,611	1,750	270	241
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,467	1,620	—	—	1,245	1,415	222	205
Income taxes	604	754	2	21	494	643	108	90
Interest (income) expense, net	13	52	(113)	(160)	186	274	(60)	(62)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,743)	(188)	—	—	(5,592)	(116)	(151)	(72)
(Gains) on sales of investments, net (1)	(15)	(69)	—	—	(14)	(37)	(1)	(32)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	5	—	—	(2)	5	—	—
(Income) from investments (1)	(252)	(385)	—	—	(184)	(306)	(68)	(79)
Other non-cash (income) expenses	558	51	719	12	(148)	51	(13)	(12)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,281)	(1,045)	—	—	(1,259)	(1,002)	(22)	(43)
(Increase) decrease in trade and other receivables	8	(352)	407	1,190	(400)	(1,532)	1	(10)
(Increase) decrease in other current assets	(700)	(19)	(321)	44	(410)	(126)	31	63
Increase (decrease) in trade payables	(400)	(79)	(23)	(40)	(391)	(38)	14	(1)
Increase (decrease) in current provisions	416	(366)	—	—	451	(343)	(35)	(23)
Increase (decrease) in other current liabilities	1,494	1,627	96	262	1,352	1,326	46	39
Change in other assets and liabilities	(344)	(795)	(101)	(229)	(264)	(575)	21	9
Income taxes paid	(989)	(932)	(3)	(25)	(839)	(801)	(147)	(106)
Dividends received	59	105	—	—	15	45	44	60
Interest received	393	386	109	106	69	76	215	204

Net cash provided by operating activities — continuing and discontinued operations	2,173	2,417	778	1,237	920	709	475	471
Net cash provided by operating activities — continuing operations	2,756	3,609	778	1,237	1,503	1,901	475	471
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,477)	(1,682)	—	—	(1,110)	(1,399)	(367)	(283)
Acquisitions	(4,528)	(4,551)	—	—	(4,528)	(4,551)	—	—
Purchases of investments (1)	(109)	(127)	—	—	(89)	(123)	(20)	(4)
Purchases of current available-for-sale financial assets	(8)	(17)	—	—	(3)	(2)	(5)	(15)
(Increase) decrease in receivables from financing activities	(594)	(340)	(383)	(1,204)	—	—	(211)	864
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	404	466	—	—	204	277	200	189
Proceeds from disposals of businesses	11,188	32	—	—	11,146	32	42	—
Proceeds from sales of current available-for-sale financial assets	30	25	—	—	24	18	6	7

Net cash provided by (used in) investing activities — continuing and discontinued operations	4,906	(6,194)	(383)	(1,204)	5,644	(5,748)	(355)	758
Net cash provided by (used in) investing activities — continuing operations	(5,947)	(5,759)	(383)	(1,204)	(5,209)	(5,313)	(355)	758
Cash flows from financing activities
Proceeds from issuance of common stock	—	343	—	—	—	343	—	—
Purchase of common stock	(1,998)	(101)	—	—	(1,998)	(101)	—	—
Proceeds from re-issuance of treasury stock	243	66	—	—	243	66	—	—
Repayment of long-term debt (including current maturities of long-term debt)	(643)	(1,146)	(643)	(1,146)	—	—	—	—
Change in short-term debt	(1,571)	3,116	(1,081)	3,008	(400)	142	(90)	(34)
Interest paid	(499)	(469)	(425)	(379)	(46)	(61)	(28)	(29)
Dividends paid	(1,462)	(1,292)	—	—	(1,462)	(1,292)	—	—
Dividends paid to minority shareholders	(75)	(102)	—	—	(75)	(102)	—	—
Intragroup financing	—	—	3,692	(5,708)	(3,658)	6,881	(34)	(1,173)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(6,005)	415	1,543	(4,225)	(7,396)	5,876	(152)	(1,236)
Net cash provided by (used in) financing activities — continuing operations	4,949	(2,084)	1,543	(4,225)	3,558	3,377	(152)	(1,236)
Effect of exchange rates on cash and cash equivalents	(149)	(6)	(75)	2	(72)	(8)	(2)	—
Net increase (decrease) in cash and cash equivalents	925	(3,368)	1,863	(4,190)	(904)	829	(34)	(7)
Cash and cash equivalents at beginning of period	4,940	10,214	2,740	9,072	2,130	1,109	70	33

Cash and cash equivalents at end of period	5,865	6,846	4,603	4,882	1,226	1,938	36	26
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	251	953	—	—	251	953	—	—

Cash and cash equivalents at end of period (Consolidated balance sheets)	5,614	5,893	4,603	4,882	975	985	36	26

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of March 31, 2008 and September 30, 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/08	9/30/07	3/31/08	9/30/07	3/31/08	9/30/07	3/31/08	9/30/07
ASSETS
Current assets
Cash and cash equivalents	5,614	4,005	4,603	2,740	975	1,195	36	70
Available-for-sale financial assets	163	193	—	—	134	162	29	31
Trade and other receivables	14,465	14,620	1	—	12,820	12,589	1,644	2,031
Other current financial assets	3,587	2,932	577	366	1,868	1,427	1,142	1,139
Intragroup receivables	—	—	(21,200)	(10,401)	21,154	10,355	46	46
Inventories	13,740	12,930	(2)	(2)	13,640	12,850	102	82
Income tax receivables	490	398	3	1	479	352	8	45
Other current assets	1,451	1,322	—	—	1,317	1,183	134	139
Assets classified as held for disposal	2,064	11,532	(16)	(345)	2,000	11,843	80	34

Total current assets	41,574	47,932	(16,034)	(7,641)	54,387	51,956	3,221	3,617

Goodwill	14,750	12,501	—	—	14,639	12,375	111	126
Other intangible assets	5,243	4,619	—	—	5,229	4,605	14	14
Property, plant and equipment	10,471	10,555	—	—	6,953	6,896	3,518	3,659
Investments accounted for using the equity method	7,211	7,016	—	—	6,984	6,791	227	225
Other financial assets	6,148	5,561	794	454	1,198	1,353	4,156	3,754
Intragroup receivables	—	—	(269)	(479)	269	479	—	—
Deferred tax assets	1,921	2,594	(211)	17	2,047	2,488	85	89
Other assets	1,243	777	1	1	1,182	715	60	61

Total assets	88,561	91,555	(15,719)	(7,648)	92,888	87,658	11,392	11,545

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,560	5,637	2,968	5,095	374	362	218	180
Trade payables	7,688	8,382	2	13	7,376	7,951	310	418
Other current financial liabilities	2,497	2,553	845	754	1,537	1,712	115	87
Intragroup liabilities	—	—	(24,988)	(15,170)	20,070	10,551	4,918	4,619
Current provisions	3,658	3,581	—	—	3,618	3,521	40	60
Income tax payables	1,757	2,141	8	19	1,711	2,069	38	53
Other current liabilities	17,813	17,058	172	166	17,411	16,663	230	229
Liabilities associated with assets classified as held for disposal	1,612	4,542	(22)	(4,211)	1,634	8,753	—	—

Total current liabilities	38,585	43,894	(21,015)	(13,334)	53,731	51,582	5,869	5,646

Long-term debt	9,420	9,860	8,585	8,901	579	548	256	411
Pension plans and similar commitments	2,325	2,780	—	—	2,325	2,779	—	1
Deferred tax liabilities	633	580	(493)	(379)	704	561	422	398
Provisions	2,418	2,103	—	—	2,308	1,983	110	120
Other financial liabilities	277	411	19	120	201	246	57	45
Other liabilities	2,188	2,300	—	9	2,108	2,214	80	77
Intragroup liabilities	—	—	(2,815)	(2,965)	—	79	2,815	2,886

Total liabilities	55,846	61,928	(15,719)	(7,648)	61,956	59,992	9,609	9,584

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,040	6,080
Retained earnings	25,983	20,453
Other components of equity	(950)	(280)
Treasury shares, at cost (2)	(1,655)	—

Total equity attributable to shareholders of Siemens AG	32,161	28,996

Minority interest	554	631

Total equity	32,715	29,627	—	—	30,932	27,666	1,783	1,961

Total liabilities and equity	88,561	91,555	(15,719)	(7,648)	92,888	87,658	11,392	11,545

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	19,825,771 and 383 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (I) (preliminary and unaudited)
Group profit / Income before income taxes, margin developments, growth rates for Revenue and New orders
For the three months ended March 31, 2008 and 2007
(in millions of €)

																Group profit
	New orders						Revenue						Group profit			margin
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	%Change	2008	2007
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**
Operations Groups
Automation and Drives (A&D)	4,814	4,154	16%	14%	(4)%	6%	4,271	3,711	15%	11%	(3)%	7%	712	526	35%	16.7%	14.2%
Industrial Solutions and Services (I&S)	2,602	2,434	7%	12%	(5)%	—	2,128	2,172	(2)%	2%	(4)%	—	167	100	67%	7.8%	4.6%
Siemens Building Technologies (SBT)	1,333	1,364	(2)%	2%	(5)%	1%	1,201	1,335	(10)%	(5)%	(5)%	0%	90	100	(10)%	7.5%	7.5%
Osram	1,188	1,189	(0)%	6%	(7)%	1%	1,188	1,189	(0)%	6%	(7)%	1%	122	125	(2)%	10.3%	10.5%
Transportation Systems (TS)	838	714	17%	19%	(2)%	—	982	1,161	(15)%	(14)%	(1)%	—	(153)	58	—	- 15.6%	5.0%
Power Generation (PG)	6,062	5,017	21%	29%	(8)%	—	2,932	3,072	(5)%	1%	(6)%	—	(221)	330	—	- 7.5%	10.7%
Power Transmission and Distribution (PTD)	2,864	2,476	16%	23%	(7)%	—	1,903	1,756	8%	13%	(5)%	—	220	143	54%	11.6%	8.1%
Medical Solutions (Med)	2,790	2,544	10%	1%	(8)%	17%	2,722	2,470	10%	2%	(9)%	17%	341	332	3%	12.5%	13.4%
Siemens IT Solutions and Services	1,445	1,106	31%	38%	(5)%	(2)%	1,266	1,351	(6)%	(4)%	(3)%	1%	(35)	80	—	- 2.8%	5.9%
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	—	—	—	—	14	99	(86)%	—	—

													Income before income taxes			Return on equity

Financing and Real Estate Groups
Siemens Financial Services (SFS)	186	177	5%	12%	(7)%	—	186	177	5%	13%	(8)%	—	101	137	(26)%	46.8%	52.6%
Siemens Real Estate (SRE)	416	414	0%	1%	(2)%	1%	416	414	0%	1%	(2)%	1%	60	42	43%	—	—

For the six months ended March 31, 2008 and 2007
(in millions of €)

																Group profit
	New orders						Revenue						Group profit			margin
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	%Change	2008	2007
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**
Operations Groups
Automation and Drives (A&D)	9,597	8,173	17%	14%	(3)%	6%	8,359	7,101	18%	14%	(3)%	7%	1,367	976	40%	16.4%	13.7%
Industrial Solutions and Services (I&S)	5,894	5,491	7%	11%	(4)%	—	4,379	4,245	3%	7%	(4)%	—	288	190	52%	6.6%	4.5%
Siemens Building Technologies (SBT)	2,628	2,750	(4)%	(0)%	(4)%	0%	2,402	2,548	(6)%	(1)%	(4)%	(1)%	168	172	(2)%	7.0%	6.8%
Osram	2,381	2,363	1%	6%	(6)%	1%	2,381	2,363	1%	6%	(6)%	1%	248	248	0%	10.4%	10.5%
Transportation Systems (TS)	2,278	1,933	18%	20%	(2)%	—	2,030	2,234	(9)%	(8)%	(1)%	—	(131)	105	—	- 6.5%	4.7%
Power Generation (PG)	11,954	10,034	19%	24%	(6)%	1%	5,901	5,798	2%	6%	(5)%	1%	(86)	499	—	- 1.5%	8.6%
Power Transmission and Distribution (PTD)	5,673	5,622	1%	5%	(4)%	—	3,859	3,484	11%	15%	(4)%	—	424	273	55%	11.0%	7.8%
Medical Solutions (Med)	5,596	4,755	18%	3%	(7)%	22%	5,375	4,572	18%	2%	(7)%	23%	673	636	6%	12.5%	13.9%
Siemens IT Solutions and Services	2,670	2,467	8%	10%	(3)%	1%	2,606	2,665	(2)%	(1)%	(2)%	1%	35	106	(67)%	1.3%	4.0%
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	—	—	—	—	40	151	(74)%	—	—

													Income before income taxes			Return on equity

Financing and Real Estate Groups
Siemens Financial Services (SFS)	368	355	4%	10%	(6)%	—	367	354	4%	10%	(6)%	—	178	220	(19)%	41.3%	42.3%
Siemens Real Estate (SRE)	810	835	(3)%	0%	(2)%	(1)%	810	835	(3)%	0%	(2)%	(1)%	199	111	79%	—	—

*	Currency translation effects

**	Portfolio effects

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (II) (preliminary and unaudited)
Reconciliation from Group profit / Income before income taxes to EBITDA (adjusted)
For the three months ended March 31, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	712	526	—	1	4	—	708	525	52	20	65	54	825	599
Industrial Solutions and Services (I&S)	167	100	2	3	2	1	163	96	7	10	16	19	186	125
Siemens Building Technologies (SBT)	90	100	1	1	2	(2)	87	101	15	16	13	23	115	140
Osram	122	125	1	—	—	2	121	123	6	8	51	54	178	185
Transportation Systems (TS)	(153)	58	(1)	1	—	(1)	(152)	58	—	1	23	13	(129)	72
Power Generation (PG)	(221)	330	21	(21)	(4)	(2)	(238)	353	12	19	41	39	(185)	411
Power Transmission and Distribution (PTD)	220	143	5	5	1	3	214	135	5	2	20	19	239	156
Medical Solutions (Med)	341	332	9	36	2	12	330	284	64	67	85	61	479	412
Siemens IT Solutions and Services	(35)	80	12	2	1	1	(48)	77	10	14	44	57	6	148
Strategic Equity Investments (SEI)	14	99	14	99	—	—	—	—	—	—	—	—	—	—
Other Operations	(54)	(112)	—	3	(6)	(11)	(48)	(104)	8	11	17	67	(23)	(26)

Total Operations Groups	1,203	1,781	64	130	2	3	1,137	1,648	179	168	375	406	1,691	2,222
Reconciliation to financial statements
Corporate items, pensions and eliminations	(499)	(169)	20	28	(1)	36	(518)	(233)	40	21	(8)	(24)	(486)	(236)
Other interest income/expense	(74)	(141)	—	—	(74)	(141)	—	—	—	—	—	—	—	—

Total Operations	630	1,471	84	158	(73)	(102)	619	1,415	219	189	367	382	1,205	1,986

	Income before
	income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	101	137	17	16	67	111	17	10	1	1	69	62	87	73
Siemens Real Estate (SRE)	60	42	—	10	(12)	(29)	72	61	—	—	40	37	112	98

Total Financing and Real Estate	161	179	17	26	55	82	89	71	1	1	109	99	199	171

Eliminations, reclassifications and Corporate Treasury	(2)	31	—	—	21	50	(23)	(19)	—	—	—	—	(23)	(19)

Siemens	789	1,681	101	184	3	30	685	1,467	220	190	476	481	1,381	2,138

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €– and €52 in the second quarter of fiscal 2008 and 2007, respectively.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (II) (preliminary and unaudited)
Reconciliation from Group profit / Income before income taxes to EBITDA (adjusted)
For the six months ended March 31, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	1,367	976	—	2	3	1	1,364	973	105	38	124	106	1,593	1,117
Industrial Solutions and Services (I&S)	288	190	5	10	(1)	—	284	180	13	20	32	36	329	236
Siemens Building Technologies (SBT)	168	172	1	1	3	(2)	164	173	30	29	29	37	223	239
Osram	248	248	2	—	—	2	246	246	12	15	102	108	360	369
Transportation Systems (TS)	(131)	105	1	1	(3)	(4)	(129)	108	1	2	35	25	(93)	135
Power Generation (PG)	(86)	499	36	(1)	(5)	(3)	(117)	503	26	36	80	75	(11)	614
Power Transmission and Distribution (PTD)	424	273	12	8	1	7	411	258	11	9	39	38	461	305
Medical Solutions (Med)	673	636	15	42	9	17	649	577	135	105	164	100	948	782
Siemens IT Solutions and Services	35	106	23	2	7	—	5	104	23	30	88	112	116	246
Strategic Equity Investments (SEI)	40	151	40	151	—	—	—	—	—	—	—	—	—	—
Other Operations	(118)	(97)	1	4	1	(6)	(120)	(95)	17	24	102	86	(1)	15

Total Operations Groups	2,908	3,259	136	220	15	12	2,757	3,027	373	308	795	723	3,925	4,058
Reconciliation to financial statements
Corporate items, pensions and eliminations	(792)	(820)	38	64	68	12	(898)	(896)	42	24	(18)	(34)	(874)	(906)
Other interest income/expense	(195)	(229)	—	—	(195)	(229)	—	—	—	—	—	—	—	—

Total Operations	1,921	2,210	174	284	(112)	(205)	1,859	2,131	415	332	777	689	3,051	3,152

	Income before
	income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	178	220	35	33	113	178	30	9	2	2	139	125	171	136
Siemens Real Estate (SRE)	199	111	—	10	(26)	(52)	225	153	—	—	79	77	304	230

Total Financing and Real Estate	377	331	35	43	87	126	255	162	2	2	218	202	475	366

Eliminations, reclassifications and Corporate Treasury	8	77	—	—	50	120	(42)	(43)	—	—	—	—	(42)	(43)

Siemens	2,306	2,618	209	327	25	41	2,072	2,250	417	334	995	891	3,484	3,475

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €73 and €52 in the first six months of fiscal 2008 and 2007, respectively.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (III) (preliminary and unaudited)
External revenue of Groups by regions
For the six months ended March 31, 2008 and 2007
(in millions of €)

	External revenue (location of customer)
				Europe									Africa, Near and
	Germany			(other than Germany)			Americas			Asia-Pacific			Middle East, C.I.S.			Total
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
Operations Groups
Automation and Drives (A&D)	2,094	1,872	12%	2,324	1,976	18%	1,424	1,201	19%	1,324	1,044	27%	239	207	15%	7,405	6,301	18%
Industrial Solutions and Services (I&S)	465	519	(10)%	1,093	1,074	2%	1,179	1,089	8%	740	617	20%	408	454	(10)%	3,884	3,754	3%
Siemens Building Technologies (SBT)	461	509	(9)%	957	961	(0)%	766	829	(8)%	134	120	11%	38	88	(56)%	2,357	2,506	(6)%
Osram	291	286	2%	665	647	3%	904	960	(6)%	409	365	12%	107	97	10%	2,375	2,356	1%
Transportation Systems (TS)	246	385	(36)%	1,035	1,014	2%	179	366	(51)%	483	399	21%	77	49	57%	2,020	2,213	(9)%
Power Generation (PG)	504	633	(20)%	1,722	1,301	32%	1,783	1,500	19%	910	1,116	(18)%	973	1,227	(21)%	5,891	5,777	2%
Power Transmission and Distribution (PTD)	319	309	3%	925	824	12%	599	595	1%	783	781	0%	1,001	731	37%	3,626	3,241	12%
Medical Solutions (Med)	463	420	10%	1,466	1,193	23%	2,349	2,086	13%	834	662	26%	234	180	30%	5,346	4,541	18%
Siemens IT Solutions and Services	708	778	(9)%	877	960	(9)%	220	234	(6)%	47	42	12%	33	30	10%	1,886	2,043	(8)%
Reconciliation to Siemens	522	632	(17)%	915	968	(6)%	182	225	(19)%	44	52	(15)%	43	123	(65)%	1,705	1,998	(15)%

Siemens	6,073	6,343	(4)%	11,978	10,918	10%	9,584	9,085	5%	5,707	5,198	10%	3,152	3,186	(1)%	36,494	34,730	5%

Press Presse Prensa
For the business and financial press
Munich, April 29, 2008
Debevoise reports to the Supervisory Board
At the meeting of the Supervisory Board of Siemens AG on April 29, 2008, the international law firm Debevoise & Plimpton LLP reported on the current status of its investigation of compliance violations in the company. The Compliance Committee of the Supervisory Board was informed to the fullest extent the day before.
Debevoise & Plimpton’s reporting included the state of the investigation at Com and certain other Siemens Groups, namely Power Generation, Power Transmission and Distribution, Transportation Systems, Industrial Solutions and Services, and Medical Solutions.
The law firm has found evidence in each of the examined Groups and in various countries indicating that domestic as well as foreign compliance regulations have been violated. The violations in question reflect not only outright incidents of corruption, but, in many cases, violations of regulations pertaining to internal controls and the accuracy of documentation.
Debevoise reported to the Compliance Committee on the development of relevant business transactions between 1999 and 2006, and about the conduct exhibited by management in relation to those business practices.
In addition, Debevoise reported to the Compliance Committee on individual management members. The report on current and former Board members of the company followed up on the law firm’s letter of January 16, 2008 to the Chairman of the Compliance Committee That letter stated that the law firm wanted to evaluate a wealth of new information resulting from the company’s amnesty program and from other sources relating to both active and former members of the Managing Board. The Supervisory Board subsequently recommended to the Annual Shareholders’ Meeting on January 24, 2008 that the ratification of the actions of all board members be postponed except for the President and CEO, Peter Löscher. The Annual Shareholders’ Meeting followed this proposal.
Debevoise further explained that the company’s amnesty program, which expired at the end of February, had generated many very significant new facts. It was reported that in the past weeks, the investigation has particularly focused on the work of the Managing Board and of its individual members in the investigated period. As a result, a diverse picture has currently emerged.
•	Different levels and degrees of knowledge, responsible behavior and specific actions on the part of individual former board members were reported. There was a wide range of shaded areas between doing everything right, passing the buck, no reaction or not reacting properly or fast enough, and possible participation in non-compliant activities. In addition, considerable differences had to be considered with regard to individuals’ areas of responsibility and the amount of time spent on the board.
•	Debevoise further reported on the basis of today’s state of information that there is no new incriminating information nor are there substantive allegations which would call into question the Supervisory Board’s recommendation to ratify the actions of the members of the Managing Board of Siemens AG in its composition as of May 1, 2008.
•	Finally, Debevoise reported that the information imparted to the Audit Committee was partially incomplete and misleading to a material degree and that the answers to certain questions raised by members of the Audit Committee did not reflect the actual facts encountered in the company. The report

1/2

related that, according to the current state of knowledge, no instances have emerged that would suggest the Audit Committee has tolerated the reported violations in any way.
Decisions of the Supervisory Board
On the basis of the report submitted by Debevoise, the Supervisory Board of Siemens AG has again expressed its full trust in the Managing Board. The Supervisory Board is convinced, that at this time, specific conclusions are not yet possible and that it is too early to make a decision on specific consequences in relation to individuals from the circle of former board members. The factual complexities require each individual case to be carefully evaluated. The precepts of the rule of law, fairness and welfare dictate that premature attributions and conclusions be avoided.
The Supervisory Board of Siemens AG made the following decisions:
•	The Compliance Committee will be instructed to examine and evaluate claims against former members of the Managing Board which have arisen or will arise in relation to the compliance investigation conducted by Siemens AG. The Supervisory Board will decide on the assertion of specific claims and the negotiation of settlements after corresponding proposals have been submitted by the Committee. Effective immediately, the Supervisory Board authorizes the Compliance Committee to take all necessary legal action to achieve a limitation and/or suspension of the statute of limitations on potential claims against former members of the Managing Board.
•	The Supervisory Board has requested the Managing Board to also investigate within its remit the existence and enforceability of claims for damages against employees and former employees of the company to the extent that the investigation mandate has not assigned those tasks to the Compliance Committee.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

Siemens AG	Informationsnummer: AXX200804.47 e
Corporate Communications and Government Affairs	Andreas Schwab
Media Relations	80200 Munich
80200 Munich	Tel.: +49 89 636-34888; Fax: -32825
E-Mail: andreas.schwab@siemens.com

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Munich, April 29, 2008
Legal proceedings – First Half Fiscal 2008
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business groups.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors”, “Item 4: Information on the Company – Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	The investigation of the Munich public prosecutor extends beyond the former Communications group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the Power Generation (PG) group, the Medical Solutions (Med) group, the Transportation Systems (TS) group and Siemens’ IT Solutions and Services group. The investigation of the Munich public prosecutor remains ongoing.

•	Debevoise & Plimpton LLP (Debevoise), an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, is investigating leads generated by the Company’s amnesty program, as well as other sources.

•	In the course of its investigation, Debevoise identifies and reports to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company analyzes whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007.

•	In November 2007, authorities in Nigeria conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005.

•	In December 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

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•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds when awarding contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinburg in the years 2003 to 2005. An employee of Siemens Russia was previously arrested in connection with this investigation.

•	In January 2008, the Vienna public prosecutor announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	In January 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.

•	As previously disclosed, Siemens was contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board was arrested and subsequently posted bail in the amount of €5 million and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released.

•	In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. The Company has filed an appeal against this decision.

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.

•	As previously reported, in December 2006, the Japanese Fair Trade Commission (FTC) had searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. In February 2008, the FTC announced their findings. Siemens was found not guilty of participating in anti-trust violations, and was therefore not fined or otherwise punished.

•	Pursuant to an agreement of June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. Beginning in September 2006, several subsidiaries in different countries used by Qisda for purposes of the acquisition filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the

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alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris. The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims in connection with the purchase price. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company will request that the arbitral tribunal dismiss the counterclaim.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice had agreed to begin discussions with the Company regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. The Company anticipates that such discussions will continue over many months. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
The second quarter of fiscal 2008 included a total of €175 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. In the first six months of fiscal 2008, the total amount of these expenses was €302 million.
Siemens AG
Corporate Communications
Compliance Communications
80312 Munich

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This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 30, 2008

/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Controlling